

April 29, 2015

Richard J Bessler
President, Chief Operating Officer
and Chief Financial Officer
iHeartCommunications, Inc.
200 East Basse Road
San Antonio, Texas 78209

Re: iHeartCommunications, Inc.
Form 10-K
Response Dated April 23, 2015
File No. 001-09645

Dear Mr. Bressler:

We have reviewed your April 23, 2015 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

We note your response to our prior comment and your statement that, "(w)ith respect to the Company's iHM and International outdoor segments, digital advertising is not a material component of either segment's results of operations."   However, in your earnings call on February 19, 2015 with regard to your international outdoor segment you state that, "(i)n the U.K., our digital portfolio is rapidly expanding." With regard to your iHeartMedia segment you make the following statements:

- "(a)s you know, digital is a growing business for us and I am happy to say that in 2014, we grew both our local and national digital businesses,"
- "(o)ur digital radio platform has grown faster than any other digital radio service"
- "more budgets are going to digital, which again I think plays into everything, it plays into our sweet spot."

- "there are over 90 million unique digital visitors across our iHeartRadio network and our social presence is larger than ever with more than 70 million followers."

Please tell us why you believe the growth in digital advertising is not a material trend that should be quantified, allowing investors to measure the pace of its growth and the effect on future results of operations. Also, please tell us more information regarding traditional advertising and whether you see any material trends that will impact future results of operations. Furthermore, tell us how you track digital revenue versus traditional revenue and if you track digital cost of revenue separately.

You may contact Inessa Kessman at 202-551-3371 or Terry French at 202-551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant